UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Summit Wireless Technologies, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
86633R104
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86633R104
(1) Names of Reporting Persons
Medalist Partners LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,502,026*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,502,026*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,502,026*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
9.99%*
(12) Type of Reporting Person
IA

* See Item 4 for additional information.

CUSIP No. 86633R104
(1) Names of Reporting Persons
Medalist Partners Harvest Master Fund, Ltd.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	1,457,404*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	1,457,404*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,457,404*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.8%*
(12) Type of Reporting Person
CO

  * See Item 4 for additional information.

CUSIP No. 86633R104
(1) Names of Reporting Persons
Medalist Partners Opportunity Master Fund A, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	1,457,404*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	1,457,404*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,457,404*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.8%*
(12) Type of Reporting Person
CO

* See Item 4 for additional information.

Item 1(a). Name Of Issuer: Summit Wireless Technologies, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
6840 Via Del Oro Ste 280 San Jose, CA 95119
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Medalist Partners LP (“Medalist”), a Delaware limited partnership, (ii) Medalist Partners Harvest Master Fund, Ltd., a Cayman Islands exempted company (“Harvest”) and (iii) Medalist Partners Opportunity Fund A, L.P., a Cayman Islands exempted company (“Opportunity” and, collectively with Harvest, the “Medalist Funds” and, collectively with Harvest and Medalist, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:
777 Third Avenue, Suite 1402 New York, NY 10017
Item 2(c). Citizenship:
Medalist is organized under the laws of the State of Delaware. Each of the Medalist Funds is organized under the laws of the Cayman Islands.

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”).
Item 2(e). CUSIP No.:
86633R104

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to Medalist is as follows:

(a) Amount Beneficially Owned:	2,502,026*
(b) Percent of Class:	9.99%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	2,502,026*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	2,502,026*

As reported in the cover pages to this report, the ownership information with respect to each of the Medalist Funds is as follows:

(a) Amount Beneficially Owned:	1,457,404*
(b) Percent of Class:	5.8%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	1,457,404*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	1,457,404*

* Medalist is the investment manager to the Medalist Funds and may be deemed to beneficially own the securities held by the Medalist Funds. As of December 31, 2019, each of Harvest and Opportunity held (a) 1,014,108 shares of Common Stock, (b) warrants (“Warrants”) exercisable for an aggregate of 236,114 shares of Common Stock and (c) prefunded warrants (“Prefunded Warrants”) exercisable for an aggregate of 207,182 shares of Common Stock.

 The Warrants and the Prefunded Warrants are subject to exercise and conversion limitations prohibiting the exercise or conversion of each security to the extent that it would result in the holder, or any of its affiliates, being deemed to beneficially own in excess of 9.99% of the then-outstanding shares of Common Stock. Pursuant to the terms of the 9.99% beneficial ownership limitation and as of December 31, 2019, any Warrants or Prefunded Warrants deemed to be beneficially owned by Medalist that would result in its beneficial ownership being in excess of 9.99% are not exercisable and therefore are not reflected in the above calculations of Medalist’s beneficial ownership.

The reported beneficial ownership percentages are based upon 24,570,247 shares of Common Stock, issued and outstanding as of November 12, 2019, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2019.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

MEDALIST PARTNERS LP

By:	/s/ Gurdev Dillon
Name: Gurdev Dillon
Title: Chief Financial Officer

MEDALIST PARTNERS HARVEST MASTER FUND, LTD.

By: Medalist Partners LP, its Investment Manager

By:	/s/ Gurdev Dillon
Name: Gurdev Dillon
Title: Chief Financial Officer

MEDALIST PARTNERS OPPORTUNITY MASTER FUND A, L.P.

By: Medalist Partners LP, its Investment Manager

By:	/s/ Gurdev Dillon
Name: Gurdev Dillon
Title: Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

1.  Joint Filing Agreement, dated as of February 14, 2019, by and among Medalist Partners LP, Medalist Partners Harvest Master Fund, Ltd., and Medalist Partners Opportunity Master Fund A, L.P. (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2019).